Exhibit 99.1

Affimed N.V.

Unaudited consolidated statements of comprehensive income/(loss) (in € thousands)

		For the three months ended September 30		For the nine months ended September 30
	Note	2020	2019	2020	2019
Revenue	3	10,545	2,103	18,614	17,464
Other income – net		102	49	130	332
Research and development expenses		(10,101)	(11,721)	(33,247)	(31,253)
General and administrative expenses		(3,455)	(2,790)	(9,586)	(7,566)

Operating income / (loss)		(2,909)	(12,359)	(24,089)	(21,023)
Finance income / (costs) – net	4	(3,057)	1,475	(2,404)	1,655

Loss before tax		(5,966)	(10,884)	(26,493)	(19,368)
Income taxes		0	0	0	(4)

Loss for the period		(5,966)	(10,884)	(26,493)	(19,372)

Other comprehensive income / (loss)
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI – net change in fair value	5	(139)	(555)	(129)	(531)

Other comprehensive income / (loss)		(139)	(555)	(129)	(531)

Total comprehensive loss		(6,105)	(11,439)	(26,622)	(19,903)

Loss per share in € per share (undiluted = diluted)		(0.07)	(0.17)	(0.33)	(0.31)
Weighted number of common shares outstanding		86,030,878	62,443,550	80,490,155	62,437,673

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of financial position (in € thousands)

		September 30, 2020	December 31, 2019
	Note	(unaudited)
ASSETS
Non-current assets
Intangible assets		93	137
Leasehold improvements and equipment		2,305	2,291
Long term financial assets	5	3,064	3,193
Right-of-use assets		1,084	824

		6,546	6,445
Current assets
Cash and cash equivalents		89,656	95,234
Financial assets	6	7,687	8,902
Trade and other receivables		2,552	1,482
Inventories		410	296
Other assets		1,087	0

		101,392	105,914
TOTAL ASSETS		107,938	112,359
EQUITY AND LIABILITIES
Equity
Issued capital		883	762
Capital reserves		305,301	270,451
Fair value reserves		1,833	1,962
Accumulated deficit		(261,001)	(234,508)

Total equity	7	47,016	38,667
Non-current liabilities
Borrowings	10	207	278
Contract liabilities		15,203	37,961
Lease liabilities		332	272

Total non-current liabilities		15,742	38,511
Current liabilities
Trade and other payables		8,123	10,674
Provisions	9	479	517
Borrowings	10	1,070	2,105
Lease liabilities		779	532
Contract liabilities		34,729	21,353

Total current liabilities		45,180	35,181
TOTAL EQUITY AND LIABILITIES		107,938	112,359

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited consolidated statements of cash flows (in € thousands)

		For the nine months ended September 30
	Note	2020	2019
Cash flow from operating activities
Loss for the period		(26,493)	(19,372)
Adjustments for the period:
- Income taxes		0	4
- Depreciation and amortization		821	648
- Net gain from disposal of leasehold improvements and equipment		0	(9)
- Share based payments	8	2,348	1,981
- Finance income / costs – net	4	2,404	(1,655)

		(20,920)	(18,403)
Change in trade and other receivables		(1,174)	458
Change in inventories		(114)	(70)
Change in other assets		(1,087)	(1,104)
Change in trade, other payables, provisions and contract liabilities		(12,053)	(11,727)

Cash used in operating activities		(35,348)	(30,846)
Interest received		299	413
Paid interest		(81)	(180)

Net cash used in operating activities		(35,130)	(30,613)
Cash flow from investing activities
Purchase of intangible assets		(8)	(143)
Purchase of leasehold improvements and equipment		(352)	(926)
Cash paid for investments in financial assets		(8,101)	(39,733)
Cash received from maturity of financial assets		9,088	38,270

Net cash used for investing activities		627	(2,532)
Cash flow from financing activities
Proceeds from issue of common shares		33,846	26
Transaction costs related to issue of common shares		(1,134)	0
Proceeds from borrowings		0	562
Repayment of lease liabilities		(386)	(299)
Repayment of borrowings	10	(1,151)	(2,339)

Cash flow from financing activities		31,175	(2,050)

Exchange-rate related changes of cash and cash equivalents		(2,250)	361
Net changes to cash and cash equivalents		(3,328)	(35,195)
Cash and cash equivalents at the beginning of the period		95,234	94,829

Cash and cash equivalents at the end of the period		89,656	59,995

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited consolidated statements of changes in equity (in € thousands)

	Note	Issued capital	Capital reserves	Fair Value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2019		624	239,055	2,594	(202,144)	40,129

Exercise of share based payment awards			26			26
Equity-settled share based payment awards	8		1,981			1,981
Loss for the period					(19,372)	(19,372)
Other comprehensive income				(531)		(531)

Balance as of September 30, 2019		624	241,062	2,063	(221,516)	22,233

Balance as of January 1, 2020		762	270,451	1,962	(234,508)	38,667

Issue of common shares		121	32,502			32,623
Equity-settled share based payment awards	8		2,348			2,348
Loss for the period					(26,493)	(26,493)
Other comprehensive income				(129)		(129)

Balance as of September 30, 2020		883	305,301	1,833	(261,001)	47,016

The Notes are an integral part of these consolidated financial statements.

1.	Reporting entity

Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands. The consolidated financial statements are comprised of Affimed N.V., and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic, Affimed Inc., Delaware, USA and AbCheck Inc., Delaware, USA (together “Affimed”, the “Company” or the “Group”).

Affimed is a clinical-stage immuno-oncology company focused on discovering and developing highly targeted cancer immunotherapies. The Group’s product candidates represent an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. Affimed has its own research and development programs, strategic collaborations and service contracts, pursuant to which Affimed is performing research services for third parties.

2.	Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The interim financial statements for the three and nine months ended September 30, 2020 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as of December 31, 2019.

The interim financial statements were authorized for issuance by the management board on November 10, 2020.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Company’s accounting policies were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2019.

Functional and presentation currency

These interim financial statements are presented in Euro, which is the Company’s functional currency. All financial information presented in Euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2019 with the exception of new amendments to standards and new or amended interpretations applied for the first time as described below.

New standards and interpretations applied for the first time

The following amendments to standards and new or amended interpretations are effective for annual periods beginning on or after January 1, 2020, and have been applied in preparing these financial statements:

Standard/interpretation	Effective Date
Amendments to References to the Conceptional Framework	January 1, 2020
Amendments to IAS 1 and IAS 8: Definition of Material	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7:
Interest Rate Benchmark Reform	January 1, 2020
Amendments to IFRS 3 Business Combination	January 1, 2020
Amendment to IFRS 16 Leases Covid 19-Related Rent Concessions	June 1, 2020

None of the amendments to standards and new or amended interpretations had a material effect on the interim financial statements.

Fair Value Measurement

All assets and liabilities for which fair value is recognized in the interim financial statements are classified in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

•	Level 1 – Prices for identical assets or liabilities quoted in active markets (non-adjusted)

•	Level 2 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is directly or indirectly observable for on the market

•	Level 3 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is not directly or indirectly observable for on the market

The carrying amount of all trade and other receivables, certificates of deposit, cash and cash equivalents and trade and other payables is a reasonable approximation of the fair value and, therefore, information about the fair values of those financial instruments has not been disclosed. The measurement of the fair value of the shares held by the group and note disclosure for the fair value of a loan (financial liability) is based on level 2 measurement procedures (see notes 5 and 10).

New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations are effective for annual periods beginning after December 31, 2019 and have not been applied in preparing these consolidated financial statements.

Standard/interpretation	Effective Date
Amendments to IAS 1 Presentation of Financial Statements:
Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IFRS 3 Business Combinations	January 1, 2022
Amendments to IAS 16 Property, Plant and Equipment	January 1, 2022
Amendments to AS 37 Provisions, Contingent Liabilities and
Contingent Assets	January 1, 2022
Annual Improvements 2018-2020	January 1, 2022
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and
IFRS 16 Interest Rate Benchmark Reform – Phase 2	January 1, 2021

3.	Revenue

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of specific product candidates (immune cell engagers). Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons not to continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Group’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded.

In June 2016, the research funding agreement with LLS was amended to reflect a shift to the development of combination therapeutic approaches so that the milestones now relate primarily to the development of a combination therapy.

During the nine months ended September 30, 2020, the Company recognized revenue totalling €0.1 million (2019: €0.0 million).

Collaboration with Genentech Inc.

In August 2018, Affimed entered into a strategic collaboration agreement with Genentech Inc., headquartered in South San Francisco, USA. Under the terms of the agreement Affimed will develop novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Affimed received $96.0 million (€83.2 million) in initial upfront and committed funding on October 31, 2018.

The Group recognized €10.5 million and €18.1 million as revenue during the three and nine months ended September 30, 2020 (2019: €1.9 million and €16.2 million). As of September 30, 2020, contract liabilities of €49.9 million (December 31, 2019: €59.3 million) will be recognized as revenue in subsequent periods.

Under the terms of the agreement, Affimed is eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones. Affimed is also eligible to receive royalties on any potential sales.

Research service agreements

The Group, through its subsidiary AbCheck s.r.o. has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding or capacity reservation fees and milestone payments. The Company recognized €0.0 million and €0.4 million as revenue in the three and nine months ended September 30, 2020 (2019: €0.2 million and €1.3 million).

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	September 30, 2020	December 31, 2019
Receivables	0	204
Contract liabilities	49,932	59,314

Amounts of €1,801 and €9,381 recognized in contract liabilities at the beginning of the period have been recognized as revenue during the three and nine months ended September 30, 2020.

The remaining performance obligations as of September 30, 2020 are approximately €49.9 million and are expected to be recognized as revenue to a large extent over the next two years.

Disaggregation of revenue

Geographic information

	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Revenue:
Germany	0	0	75	0
Europe	0	155	2	1,232
USA	10,545	1,948	18,537	16,232

	10,545	2,103	18,614	17,464

Major service lines

	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Collaboration revenue	10,539	1,948	18,255	16,232
Service revenue	6	155	359	1,232

	10,545	2,103	18,614	17,464

Timing on revenue recognition

	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Point in time	8,738	0	9,021	5,633
Over time	1,807	2,103	9,593	11,831

	10,545	2,103	18,614	17,464

4.	Finance income and finance costs

	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Interest SVB Loan Agreement	(34)	(106)	(150)	(389)
Foreign exchange differences	(3,033)	1,425	(2,478)	1,453
Finance cost lease liability	(11)	(5)	(24)	(18)
Other finance income/finance costs	21	161	186	609
Gain from the modification of SVB Loan Agreement (see note 10)	0	0	62	0

Finance income/costs - net	(3,057)	1,475	(2,404)	1,655

5.	Long term financial assets

The Company holds preferred shares in Amphivena recognized at their fair value of €3.1 million (December 31, 2019: €3.2 million). During the three and nine months ended September 30, 2020, the fair value decreased by €139 and €129 (2019: €555 and €531) due to exchange rate differences.

6.	Financial assets

As of September 30, 2020 and December 31, 2019, financial assets consisted of U.S. Dollar denominated certificates of deposit with original maturities of more than three months.

7.	Equity

As of September 30, 2020 the share capital of €883 (December 31, 2019: €762) is divided into 88,326,040 (December 31, 2019: 76,249,901) common shares with a par value of €0.01 per share.

In May 2020, the Company implemented an at-the-market (“ATM”) program providing for the sales over time of up to $50,000,000 of its common shares. As of September 30, 2020, the Company has issued approximately 11.8 million common shares under this ATM program, generating net proceeds of approximately €32.4 million.

In the Annual General Meeting of Affimed N.V. held on August 4, 2020 the structure of the authorised share capital was changed as cumulative shares were abolished. As of September 30, 2020, authorised share capital of the company amounts to €3,120 and is divided into 311,950,000 shares, each with a nominal value of €0.01 per share. As at , December 31, 2019, the authorized share capital consisted of 155,975,000 common shares and 155,975,000 cumulative preference shares, each with a par value of €0.01 per share.

8.	Share-based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014). Under this program, the Company granted awards to certain members of the Management Board, the Supervisory Board, non-employee consultants and employees.

Share based payments with service condition

The majority of the awards vest in instalments over three years and can be exercised up to 10 years after the grant date. In the three and nine months ended September 30, 2020, the group granted 1,173,750 and 2,562,309 awards. 45,446 and 228,587 ESOP 2014 awards were cancelled or forfeited, and 42,598 and 239,605 options were exercised during the three and nine months ended September 30, 2020. As of September 30, 2020, 9,401,684 ESOP 2014 options (December 31, 2019: 7,307,567) were outstanding, and 5,816,467 awards (December 31, 2019: 4,773,840) had vested. The options outstanding as of September 30, 2020 had an exercise price in the range of $1.30 to $13.47.

Share based payments with market condition

On April 20, 2018, Affimed issued 240,000 options, of which each grant consists of three tranches that vest when the volume-weighted average share price (measured based on Affimed closing share prices over the preceding fifteen trading days) reaches a certain hurdle ($6.15, $8.20 and $10.25). Fair value of the awards at grant date amounts to €133 ($164 thousand) and the contractual life time of the options was two years. No options were exercisable and the term of the options has been expired.

Share based payment expense

In the three and nine months ended September 30, 2020, compensation expense of €938 and €2,348 was recognized affecting research and development expenses (€398 and €1,115) and general and administrative expenses (€540 and €1,233). In the three and nine months ended September 30, 2019, compensation expense of €814 and €1,981 was recognized affecting research and development expenses (€317 and €817) and general and administrative expenses (€497 and €1,164).

Fair value measurement

The fair value of options was determined using the Black-Scholes valuation model. The significant inputs into the valuation model of share based payment grants during the nine months ended September 30, 2020 and 2019 with service conditions are as follows (weighted average):

	September 30, 2020	September 30, 2019
Fair value at grant date	$2.34	$2.11
Share price at grant date	$3.16	$3.03
Exercise price	$3.16	$3.03
Expected volatility	93%	82%
Expected life	5.86	5.83
Expected dividends	0.00	0.00

Risk-free interest rate	0.89%	2.12%

Expected volatility is estimated based on the observed daily share price returns of a peer group measured over a historic period equal to the expected life of the awards.

The risk-free interest rates are based on the yield to maturity of U.S. Treasury strips and German sovereign strips respectively (as best available indication for risk-free rates), for a term equal to the expected life, as measured as of the Grant Date.

9. Provisions

In 2019, the group recognized costs related to the termination of the AFM 11 program totalling to €1.4 million, whereof €0.9 million were already incurred in 2019. €0.5 million of estimated costs expected to be incurred in future periods were recognized in provisions as of September 30, 2020 (December 31, 2019: €0.5 million).

10. Borrowings

Silicon Valley Bank

On November 30, 2016, the Company entered into a loan agreement with Silicon Valley Bank (the “SVB loan”) which provides the Company with a senior secured term loan facility for up to €10.0 million, which agreement was amended in May 2017 to provide that such amount would be available in three tranches. In December 2016, the Company drew an initial tranche of €5.0 million and in May 2017, a second tranche of €2.5 million; the availability of a third tranche of €2.5 million expired in September 2017 with such amount remaining undrawn.

Finance costs comprise the interest rate of one-month EURIBOR plus an applicable margin of 5.5%, with a floor of 5.5%, related one-time legal and arrangement fees of €236 and a final payment fee equal to 10% of the total principal amount to be paid with the last instalment. Pursuant to the loan agreement, the Company also granted the lender 166,297 and 53,395 warrants with an exercise price of $2.00 and $2.30 per share, respectively. Each warrant can be used to purchase common shares of Affimed at the respective exercise price for a period of ten years from the date of grant. The fair value of the warrants of €192 less deferred taxes and transaction costs of €81 and €8, respectively, was recorded as an addition to capital reserves in the equity of Affimed. The fair value of the warrants was determined using the Black-Scholes-Merton valuation model, with an expected volatility of 75 to 80% and an expected exercise period of five years to exercise of the warrant. The contractual maturity of the warrants is ten years.

The loan is secured by a pledge of 100% of Company’s ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the consolidated financial statements.

As of September 30, 2020 and December 31, 2019, the fair value of the liability did not differ significantly from its carrying amount (€977 and €2,013). Repayment started in December 2017 with amortized payments of principal and interest in equal monthly instalments. In April 2020, the Company agreed with Silicon Valley Bank to extend the original maturity date of May 31, 2020 by six months to November 30, 2020. The modification resulted in a gain of €62 recognized in finance income in the second quarter of 2020. As of September 30, 2020, €977 (December 31, 2019: €2,013) was classified as current liabilities.

UniCredit Leasing CZ

In April 2019, the Group entered into a loan agreement with UniCredit Leasing CZ for €562.

After an initial instalment of €127 in the second quarter of 2019, repayment is effected in monthly instalments of €8 until November 2023. As of September 30, 2020, an amount of €300 (December 31, 2019: €368) was outstanding, of which €93 was classified as current liabilities (December 31, 2019: €93). As of September 30, 2020, the fair value of the liability did not differ significantly from its carrying amount.

11. Related parties

The supervisory directors of Affimed N.V. received compensation for their services on the supervisory board of €86 and €267 (€79 and €274) in the three and nine months ended September 30, 2020 (2019), remuneration of managing directors and other key management personnel amounted to €799 and €1,997 (€668 and €2.082). The payments in the nine months ended September 30, 2020 include payments following the death of our former Chief Financial Officer, Florian Fischer, amounting to €120.

The Company recognized share-based payment expenses of €103 and €156 (€120 and €160) for supervisory directors and €528 and €1,249 (€452 and €1,175) for managing directors and other key management personnel in the three and nine months ended September 30, 2020 (2019).

The following table provides the outstanding balances for management and supervisory board remuneration.

	Outstanding balances
	September 30, 2020	December 31, 2019
Adi Hoess	0	5
Wolfgang Fischer	0	1
Thomas Hecht	16	26
Berndt Modig	2	9
Ferdinand Verdonck	10	11
Ulrich Grau	13	21
Bernhard Ehmer	16	20
Mathieu Simon	5	9
Harry Welten	5	0
Annalisa Jenkins	4	0

12. Subsequent events

On October 6, 2020, AbCheck s.r.o. announced that it had been awarded a grant of up to €1.44 million over 3 years to support the further development of microfluidic technology for the discovery of rare therapeutic antibodies. This grant was awarded by the Ministry of Industry and Trade of the Czech Republic.

On October 20, 2020, we announced the signing of a clinical collaboration agreement with NKMax America. Pursuant to the collaboration, the companies plan to explore the combination of AFM24 and SNK01 in a first-in-human proof of concept (POC) trial in patients with EGFR-expressing tumors. The agreement follows a previous collaboration between the two companies in the preclinical setting to better understand the combined activity of their respective platforms. The results of the preclinical collaboration have shown substantive synergy between Affimed’s ICE® molecules and with both NKMax America’s autologous and cryopreserved allogeneic natural killer cell products.

On November 5, 2020, we announced the signing of a collaboration with Artiva Biotherapeutics. Inc. to assess pre-manufactured, cryopreserved therapeutics combining Artiva’s allogeneic NK Cell and Affimed’s ICE® platforms. The costs of manufacturing and preclinical assessments will be shared by both companies. The agreement provides for potential further development of selected combination products.

On November 9, 2020, we announced that we entered into a license and strategic collaboration agreement with a subsidiary of Roivant Sciences Ltd. (“Roivant”) to develop and commercialize novel ICE® molecules, including AFM32, in oncology. Under the terms of the agreement, we will receive $60 million in upfront consideration, comprised of $40 million in cash and pre-paid R&D funding, and $20 million of newly issued shares in Roivant Sciences Ltd. We are eligible to receive up to an additional $2 billion in milestones over time upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.